UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

Puyi Inc.

(Name of Issuer)

Ordinary share, par value $0.001 per share

(Title of Class of Securities)

69373Y109

(CUSIP Number)

Sea Synergy Limited

c/o Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Summer Day Limited

c/o Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69373Y109	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Sea Synergy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
94,849,055 ordinary shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
94,849,055 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,849,055 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 370,551,728 ordinary shares issued and outstanding as of December 31, 2023, according to information provided by the Issuer

CUSIP No. 69373Y109	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Summer Day Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
94,849,055 ordinary shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
94,849,055 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,849,055 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 69373Y109	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Yinan Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
94,849,055 ordinary shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
94,849,055 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,849,055 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69373Y109	SCHEDULE 13D	Page 5 of 8

Introductory Note

This Schedule 13D is being filed jointly by Sea Synergy Limited (“Sea Synergy”), Summer Day Limited and Yinan Hu (each, a “Reporting Person” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the ordinary share, par value $0.001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”, each representing 1.5 Ordinary Shares) of Puyi Inc. (the “Issuer” or the “Company”). The Issuer’s ADSs are listed on the Nasdaq Global Market under the symbol “PUYI.” The Issuer’s principal executive office is located at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China.

Item 2. Identity and Background

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Sea Synergy is a holding company without any substantive operations. It is 100% held by Summer Day Limited which is 100% owned by Mr. Yinan Hu. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Summer Day is a holding company without any substantive operations. It is 100% held by Mr. Yinan Hu. The registered address of Sea Summer Day is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Mr. Yinan Hu is a citizen of the People’s Republic of China and is co-chairman and chief executive officer of Fanhua Inc. (“Fanhua”) and a member of the board of directors of the Issuer. Mr. Hu’s business address is located at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

During the last five years, none of Yinan Hu, Sea Synergy and Summer Day or, to the knowledge of Sea Synergy and Summer Day, (a) any executive officer or director of Sea Synergy and Summer Day; (b) any person controlling Sea Synergy and Summer Day; or (c) any executive officer or director of any corporation or other person ultimately in control of Sea Synergy and Summer Day, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 2, Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

CUSIP No. 69373Y109	SCHEDULE 13D	Page 6 of 8

Item 4. Purpose of Transaction

To combine the respective strength of Fanhua Inc. and the Issuer in insurance distribution and wealth management services and accelerate the Issuer’s transition from a sales oriented company to a globally leading technology-driven financial service platform provider, since September 2023, Mr. Yinan Hu has held several preliminary discussions with the Issuer on several options of collaboration including a potential share exchange. On December 25, 2023, Mr. Hu and the Issuer formed a preliminary intent to exchange 200,359,570 Ordinary Shares beneficially owned by him, consisting of 189,698,110 Ordinary Shares directly held by Sea Synergy and 10,661,460 Ordinary Shares held through Kingsford Resources Limited (“Kingsford”), for a total of 100,179,785 newly issued ordinary shares of Puyi (“Proposed Share Exchange”). On the same date, Mr. Hu informed certain other shareholders of the Issuer of the Proposed Share Exchange, including certain executive officers of the Issuer, certain employees, and certain other shareholders who are not affiliated with the Issuer (collectively “Certain Other Shareholders”). Subsequently, such Certain Other Shareholders held separate negotiations with Puyi on the participation in the Proposed Share Exchange.

On December 27, 2023, Sea Synergy, which is 100% beneficially owned by Mr. Yinan Hu, and the shareholding vehicles of certain other executive officers of Fanhua entered into a share exchange agreement with the Issuer (“Agreement”), pursuant to which Sea Synergy agreed to exchange 189,698,110 ordinary shares of Fanhua beneficially owned by Sea Synergy for 94,849,055 newly issued Ordinary Shares of the Issuer, representing 25.5% of the issued and outstanding Ordinary Shares. Concurrently, Puyi has also entered into a similar share exchange agreement with certain other shareholders of Fanhua, as a result of separate negotiations. Participants to the share exchange transaction are collectively referred to as the “Fanhua Participating Shareholders”. The share exchange transaction was closed on December 29, 2023. As a result, Sea Synergy and other Fanhua Participating Shareholders collectively own 76.7% of the equity interests of the Issuer while the Issuer in turn owns 50.1% of the equity interests of Fanhua.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, which is filed as Exhibit 99.3 hereto and which is incorporated herein by reference..

The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for both investment purposes and to accelerate Fanhua’s transition towards a globally leading technology-driven financial service platform. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer’s business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions,.

Consistent with the Reporting Persons’ investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Company

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Sea Synergy (3)	94,849,055	25.6%	0	94,849,055	0	94,849,055
Summer Day (3)	94,849,055	25.6%	0	94,849,055	0	94,849,055
Yinan Hu(3)	94,849,055	25.6%	0	94,849,055	0	94,849,055

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

CUSIP No. 69373Y109	SCHEDULE 13D	Page 7 of 8

(2)	Percentage of beneficial ownership of each listed person is based on 370,551,728 Ordinary Shares outstanding as of December 31, 2023.

(3)	Represents 94,849,055 Ordinary Shares directly held by Sea Synergy which is 100% held by Summer Day. Summer Day is 100% held by Mr. Hu. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Summer Day Limited and Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy. This does not include the equity interests held by Mr. Hu through Kingsford Resources Limited (“Kingsford”). Kingsford is the holder of record of 19,626,050 Ordinary Shares of the Issuer, which is wholly owned by Better Rise Investments Limited (“Better Rise”). 27.1% of the total outstanding shares of Better Rise are held by Mr. Yinan Hu, chairman of the board and chief executive officer of Fanhua, while 58.1% of the total outstanding shares of Better Rise are held by Mr. Lichong Liu, chief operating officer of Fanhua, 12.7% of the total outstanding shares of Better Rise are held by Mr. Peng Ge, director and chief financial officer of Fanhua, and the remaining 2.0% are held by Mr. Jun Li, chief digital officer of Fanhua.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person or any of the other Participating Shareholders, who collectively hold an aggregate of 284,113,314 Ordinary Shares, representing 76.7% of the issued and outstanding Ordinary Shares (inclusive of the reported securities). and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Participating Shareholder. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than with respect to securities reported as directly held by such Reporting Person.

(c)	During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of Sea Synergy and Summer Day has effected any transactions in the Ordinary Shares except as reported herein.

(d)	To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated January 5, 2024 by and between the Reporting Persons

Exhibit 99.2:	List of directors and executive officers of (i) Sea Synergy and (ii) Summer Day (filed herewith)

Exhibit 99.3:	Share Exchange Agreement among Sea Synergy Limited, Green Ease Limited, Kingsford Resources Limited and Puyi Inc. dated December 27, 2023 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D/A filed with the Securities and Exchange Commission on December 27, 2023)

CUSIP No. 69373Y109	SCHEDULE 13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

SEA SYNERGY LIMITED

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

SUMMER DAY LIMITED

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

YINAN HU

/s/ Yinan Hu

[Signature Page to Schedule 13D]